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                                                                    EXHIBIT 99.2

CONTACT:        Robert E. Grice, Jr.          Fiona Ross
                Chief Financial Officer       Financial Relations Board
                (714) 579-0412                (310) 442-0599



FOR IMMEDIATE RELEASE



                            SIMULATION SCIENCES INC.
                 ANNOUNCES AGREEMENT TO BE ACQUIRED BY SIEBE PLC
                     AND EXPECTED FIRST QUARTER 1998 RESULTS


        Brea, California, April 15, 1998--Simulation Sciences Inc. (Nasdaq:
SMCI), a worldwide supplier of software and services to the process industries, today announced a definitive agreement to be acquired for $10 per share in cash by Siebe plc, one of the United Kingdom's largest diversified engineering groups with fiscal 1997 annual revenue of approximately $4.9 billion. The agreement has been unanimously approved by the Company's Board of Directors. Under the agreement, Siebe will commence a cash tender offer within 5 business days for all of the Company's outstanding shares. The tender offer is subject to customary conditions, including that at least a majority of the outstanding fully diluted shares are validly tendered and not withdrawn. The agreement is also subject to regulatory approval. If the tender offer is successful, it will be followed as promptly as possible by a merger in which any remaining shares of SimSci's stock will be converted into the right to receive US$10.00 per share in cash.

        Charles R. Harris, President and Chief Executive Officer of Simulation Sciences Inc. said: "As a result of this combination with Siebe, SimSci's customers will benefit from a fully integrated range of industrial automation software products, improved distribution channels and greater levels of service."

        Allen M. Yurko, Chief Executive Officer of Siebe plc said: "SimSci is a recognized global leader in process optimization and simulation software and this acquisition will allow us to significantly extend our presence into the rapidly growing process simulation and modeling market. Furthermore, SimSci will enhance Foxboro's engineering and service product offering by incorporating process plant design and simulation to optimize plant performance."

                                     (more)


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Simulation Sciences Inc.
Fourth Quarter and Year End 1997 Results
2-2-2

        The Company also announced that it expects to report total revenue of $9.0 million to $9.6 million and a net loss of $0.38 to $0.48 per share, for its quarter ended March 31, 1998, which were significantly below the Company's expectations. Operating results for the quarter were adversely impacted by a number of factors, including but not limited to economic conditions in the petroleum and petrochemical industries and longer sales cycles associated with larger contracts that resulted in delays and deferrals of customer purchase commitments. The Company believes these factors will continue and the Company will experience revenue levels at lower than historic levels through the quarter ending December 31, 1998 and an operating loss in the quarter ending June 30, 1998.

        Simulation Sciences Inc. (SIMSCI) is a leading provider of application software and related services to the petroleum, petrochemical, and industrial chemical process industries as well as the engineering and construction firms that support those industries. SIMSCI's Windows-based graphical user interface and simulation software products are designed to increase profitability by reducing capital investment costs, improving yields, and enhancing management decision making. SIMSCI maintains offices in Belgium, Brazil, Egypt, Germany, Japan, Singapore, the United Kingdom, the United States, and Venezuela and provides support and service to more than 650 customers in over 65 countries. For more information about SIMSCI, visit the SIMSCI Website at http://www/simsci.com.

        This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements with respect to the completion of the acquisition by Siebe plc and the Company's anticipated operating results. Actual results could differ materially from those projected in the forward-looking statements as a result of the need to satisfy closing conditions and obtain regulatory approval for the acquisition, completion of the financial statements for the quarter ended March 31, 1998, the impact of the economic conditions in the petroleum and petrochemical industries on the Company's customers, the length of the Company's sales cycles for the Company's customers, the size and timing of customer orders, delays in renewals or failure of existing customers to renew their licenses with the Company, the Company's ability to control and reduce costs and operating expenses, market acceptance of the Company's products and service offerings, timing of new product announcements and introductions by the Company, competition and the impact, if any, of the announcement of the acquisition on the Company's business; and fluctuating economic conditions. For additional information regarding factors that could affect the Company's future financial performance, see the Company's prospectus and periodic reports on file with the Securities and Exchange Commission.


                                     # # #'


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                              [For Release in U.S.]


                                                                  21 April, 1998


                        SIEBE PLC COMMENCES TENDER OFFER
                          FOR SIMULATION SCIENCES INC.

SIEBE plc is today commencing its tender offer for all outstanding shares of Common Stock of Simulation Sciences Inc. (NASDAQ: SMCI) ("SimSci"), at a price of $10.00 per share, payable in cash. The offer, which has been unanimously approved and recommended by SimSci's Board of Directors, is being made pursuant to the merger agreement between the companies. The merger was announced on April 15, 1998.

The tender offer, which is currently scheduled to expired at 12:00 midnight, New York City time Monday May 18, 1998 unless extended, is subject to the tender by SimSci shareholders of that number of shares of SimSci which would represent a majority of the outstanding shares of SimSci on a fully diluted basis and other customary conditions.

Siebe is one of Britain's largest diversified engineering and electronics groups, incorporating over 200 companies and employing over 50,000 people worldwide. The Group designs and manufactures temperature and appliance controls, process automation and control systems, and industrial equipment.

Founded in 1967, SimSci is a leading international software provider to the petroleum, petrochemical and related process industries. The Company's process simulation software is designed to optimise productivity and management decision making in the operation of petrochemical, chemical plants and refineries.

Morgan Stanley & Co. Incorporated is acting as dealer manager for the tender offer, D.F. King & Co., Inc. is acting as information agent, and Bankers Trust Company is acting as depositary.

                                    - Ends -


For further information, contact:
Barry Francis, Siebe plc
Ceri Williams, Siebe plc
Telephone: 01753 855411  International Telephone: +44 1753 855411


Daniel M. Sullivan, D.F. King & Co. Inc.
Telephone: 001 212 493 6927  International Telephone: +1 212 493 6927


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                  SIEBE PLC TO ACQUIRE SIMULATION SCIENCES INC.


        WINDSOR, England--(BUSINESS WIRE)--April 15, 1998--SIEBE plc and Simulation Sciences Inc. (SimSci) (Nasdaq: SMCI) announced today that Siebe has entered into a definitive agreement to acquire SimSci for US$10 per share in cash, or approximately US$147 million (88 million pounds). Net cash cost to Siebe will be US$101 million (60 million pounds) when deducting Simulation Sciences Inc.'s US$46 million in cash.

        The offer was unanimously approved by SimSci's Board of Directors and the Board of Directors of Siebe plc. Siebe expects to initiate a cash tender offer within 5 business days. The transaction is due to be completed in May 1998.

        Founded in 1967, SimSci is a leading international software provider to the petroleum, petrochemical and related process industries. The Company's process simulation software is designed to optimize productivity and management decision making in the operation of petrochemical and chemical plants and refineries. SimSci reported 1997 revenues of US$61 million (37 million pounds) with a loss before tax of US$8.7 million (5.3 million pounds) after charging in process research and development costs of US$17.5 million (10.7 million pounds) relating to companies acquired in 1997. Net assets were US$86 million (51.5 million pounds). SimSci employs about 380 people.

        Allen M. Yurko, Chief Executive Officer of Siebe plc, said: "SimSci is a recognized global leader in process optimization and simulation software and this acquisition will allow us to significantly extend our presence into the rapidly growing, US$650 million (400 million pounds) process simulation and modeling market. Furthermore, SimSci will also enhance Foxboro's engineering and services product offering by incorporating process plant design and simulation services into our portfolio."

           Dr. George W. Sarney, President and Chief Operating Officer of Siebe Control Systems, said: "Foxboro's wide range of I/A Series automation systems software offerings have generated significant market share growth in all market segments but most notably in the chemical, oil and gas segments.

        SimSci's Pro/II, Romeo and other simulation software products will complement Foxboro's advanced control and information technology software, such as Connoisseur, BOSS blend optimization and I/A Plant Asset Optimization. SimSci will therefore further strengthen Siebe's world leading software solutions for the automation of buildings, factories and the process industries."

        Charles Harris, President and Chief Executive Officer of Simulation Sciences Inc., said: "This alliance with Siebe plc allows our customers to benefit from a fully integrated range of industrial automation software products, improved distribution channels and greater levels of service."



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        Siebe plc intends to finance the acquisition of Simulation Sciences Inc.
with existing lines of credit. Siebe expects to promptly commence a tender offer at US$10 per share for all outstanding shares of Simulation Sciences Inc. The offer is subject to the condition that a majority of the shares are tendered and other customary conditions. If the tender offer is successful, it will be followed as promptly as possible by a merger in which any remaining shares of SimSci's stock will be converted into the right to receive US$10 per share in cash. Siebe was advised in the acquisition by Morgan Stanley & Co. Incorporated.

        Siebe plc is one of the United Kingdom's largest diversified engineering groups and incorporates over 200 companies worldwide, employing over 50,000 people. The Group designs and manufactures temperature and appliance controls, electronic power controls, process automation and building control systems, and engineered industrial equipment.

        The Group generated a profit before tax of 221.7 million pounds (approximately $358 million) on a turnover of 1,706.5 million pounds (approximately $2,757 million) for the six months ended September 30, 1997, up 16.4% and 16.0% respectively over the comparable period in the prior year. For the prior year ended April 5, 1997, the Group generated a profit before tax of
424.1 million pounds on a turnover of 3,005.3 million pounds.

Note:

        The purchase price and assets are translated at $1.67/pound (being the spot rate at April 13, 1998) and sales and profits being translated at $1.64/pound (being the average rate for the twelve months ended March 31, 1998).

        Siebe's ordinary shares trade on the London Stock Exchange. In the US, Siebe's American Depositary Receipts (ADRs), each representing two ordinary shares, trade over the counter under the symbol SIBEY. Additional information on Siebe is available on Siebe's home page: http://www.siebe.com

        CONTACT: Ceri Williams
        Siebe plc
        cwilliams@foxboro.com
        011-44-1753-839-288
        -or-
        James P. Prout
        Taylor Rafferty Associates
        212-889-4350
        13:35 EDT April 15, 1998


                                     -Ends-



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